96

02049783

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME X-Cal Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 12 2002
P THOMSON FINANCIAL

FILE NO. 82- 1655 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐		*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐			

OICF/BY: dlw

DATE : 9/9/02

82-1655

RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

02 SEP -6 AM 9:34

Grant Thornton LLP
Chartered Accountants
Management Consultants
Canadian Member of
Grant Thornton International

Grant Thornton

AR/S
3-31-02

X-Cal Resources Ltd.
Consolidated
Financial Statements

March 31, 2002 and 2001

Contents

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants
Canadian Member of
Grant Thornton International

Auditors' Report

To the Shareholders of
X-Cal Resources Ltd.

We have audited the consolidated balance sheets of X-Cal Resources Ltd. as at March 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

GRANT THORNTON LLP

Chartered Accountants

Vancouver, Canada
June 21, 2002

P.O. Box 11177, Royal Centre
Suite 2800
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N3
Tel: (604) 687-2711
Fax: (604) 685-6569

X-Cal Resources Ltd.
Consolidated Balance Sheets

March 31		2002		2001
Assets				
Current				
Cash and term deposits	$	**20,561**	$	2,002
Receivables and prepayments		**34,837**		13,805
		55,398		15,807
Notes receivable (Note 3)		**60,914**		149,016
Mineral property interests (Note 4) (Page 14)		**14,727,617**		14,271,714
Capital assets (Note 5)		**26,745**		41,031
	$	**14,870,674**	$	14,477,568
Liabilities				
Current				
Payables and accruals	$	**210,116**	$	134,955
Shareholders' Equity				
Capital stock (Note 6)		**23,386,427**		22,639,447
Deficit		**(8,725,869)**		(8,296,834)
		14,660,558		14,342,613
	$	**14,870,674**	$	14,477,568

Going concern (Note 1)

On behalf of the Board

"SHAWN KENNEDY" Director "JOHN ARNOLD" Director

See accompanying notes to the consolidated financial statements.

X-Cal Resources Ltd.
Consolidated Statements of Operations and Deficit

Years Ended March 31	2002	2001
Interest and other income	$ 780	$ 3,942
General and administrative expenses		
Automobile	12,107	5,119
Consulting	18,333	-
Depreciation	15,647	17,667
Investor relations and printing	57,192	103,704
Legal, accounting and audit	30,971	37,923
Office and other	17,449	14,862
Registrar and transfer agent	13,790	13,344
Rent	31,323	27,588
Salaries and benefits	123,592	99,411
Stock exchange fees	31,527	14,563
Telephone	14,110	15,093
Travel	55,091	37,992
	421,132	387,266
Loss before write-down of mineral property interests	(420,352)	(383,324)
Write-down of mineral property interests	(8,683)	(53,519)
Net loss	$ (429,035)	$ (436,843)
Net loss per share	$ (0.01)	$ (0.01)
Weighted average common shares outstanding	49,830,285	45,730,904
Deficit, beginning of year	$ (8,296,834)	$ (7,859,991)
Net loss	(429,035)	(436,843)
Deficit, end of year	$ (8,725,869)	$ (8,296,834)

See accompanying notes to the consolidated financial statements.

X-Cal Resources Ltd.
Consolidated Statements of Cash Flows

Years Ended March 31		2002		2001
Cash derived from (applied to)				
Operating				
Net loss	$	(429,035)	$	(436,843)
Depreciation		15,647		17,667
Write-down of mineral property interests		8,683		53,519
Change in receivables and payables		54,129		88,878
		(350,576)		(276,779)
Financing				
Shares issued for cash		579,480		721,250
Investing				
Notes receivable		88,102		(49,711)
Mineral property interests		(290,947)		(785,215)
Capital assets		(7,500)		(3,642)
		(210,345)		(838,568)
Net increase (decrease) in cash		18,559		(394,097)
Cash and term deposits				
Beginning of year		2,002		396,099
End of year	$	20,561	$	2,002
Non-cash investing and financing activities:				
Issue of shares to acquire mineral property interests	$	167,500	$	2,214,997

See accompanying notes to the consolidated financial statements.

1. Operations and going concern

The company is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. There is no assurance that the company will be successful in its search.

Although the company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the company to obtain the financing necessary to complete successful exploration and development of the property, future mineral prices, and upon future profitable production.

The company is dependent upon share issuances to provide the funding necessary to meet its general operating expenses as they arise. The company will require additional financing to continue to explore its mineral claims. There is no assurance that such additional financing will be available.

These financial statements have been prepared on the basis that the company is a going concern. These financial statements do not include adjustments that would be necessary should it be determined that the company may be unable to continue as a going concern.

2. Summary of significant accounting policies

Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the company and X-Cal U.S.A. Inc., its wholly-owned subsidiary.

Translation of foreign currencies

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets are translated at rates prevailing when acquired; and, revenue and expenses are translated at average rates of exchange for the year. Translation gains and losses are included in the results of operations for the year.

2. **Summary of significant accounting policies** (Continued)

Mineral property interests

Mineral interests represent acquisition and holding costs and deferred exploration costs, less amounts written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties which are abandoned or considered uneconomic in the foreseeable future are written off.

When properties are acquired under agreements with future acquisition payments to be made at the sole discretion of the company, those future payments, whether in cash or shares, are recorded only when the company has made or becomes obliged to make the payment or to issue the shares.

Cash

The company considers cash to include cash and short term investments readily convertible into cash with original maturities of three months or less.

Capital assets

Capital assets are recorded at cost less accumulated depreciation and are amortized at 20% per annum on the straight line method.

Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the related agreement to issue stock is made or, if such issuance is at the option of the company, at the time the company determines to issue such stock.

Future income taxes

The company follows the liability method of accounting for income taxes. Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using enacted income tax rates at each balance sheet date. Future income tax assets also include the benefit that may be derived from unused loss carryforwards and unclaimed other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

2. Summary of significant accounting policies (Continued)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. The average includes outstanding common shares issued in a reporting period from their date of issuance. Fully diluted per share amounts are not presented as the effect of outstanding options and warrants is antidilutive.

Stock options

The company has a stock option plan for employees and directors as described in Note 6. The company does not recognize compensation expense when shares or share options are issued to employees and directors. Any consideration paid by employees and directors on exercise of share options or purchase of shares is credited to share capital. If shares or share options are repurchased from employees and directors, the excess of the consideration paid over the carrying amount of the shares or share options cancelled is charged to the deficit.

Financial instruments

The company has various financial instruments including cash and term deposits, receivables, notes receivable, payables and accruals. The carrying value of financial instruments approximates their fair value.

3. Notes receivable

The company has made loans to directors to purchase shares of its capital stock. These notes do not bear interest, are unsecured and do not have fixed terms of repayment. Subsequent to March 31, 2002, the notes were repaid in full.

4. Mineral property interests

Environmental practices

The company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

Management is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the company.

4. Mineral property interests (Continued)

Mineral property interests

	2002	2001
Battle Mountain Trend, Nevada, U.S.A.		
Sleeper Gold Project	$ 14,637,224	$ 14,196,091
Pipeline area - Mill claims	90,392	75,622
Omineca Mining Division, B.C.		
Snowbird Group option	1	1
	$ 14,727,617	$ 14,271,714

Sleeper Gold Project

In December 1993, the company acquired the rights to explore, develop and mine the Sleeper Extension (York) claim group located in Humbolt County, Nevada. In order to earn a 100% interest in the property, the company issued 225,000 shares and must make advance royalty payments of U.S. $3,000,000 payable at U.S. $50,000 per year (cumulative required amount of U.S. $400,000 has been paid to date). Any commercial production from the property is subject to a 3% net smelter return royalty which may be offset in full to the extent of royalties paid in advance. When U.S. $3,000,000 has been paid the royalty will be reduced to 0.5%. X-Cal has the right of first refusal to purchase the remaining 0.5%.

In April 1996, the company agreed to form a joint venture to explore and develop the Sleeper Extension and the adjacent Sleeper Property owned and operated by Amax Gold Inc. and its subsidiary, Nevada Gold Mining, Inc. Under the terms of the agreement X-Cal paid U.S. $25,000 and issued 100,000 shares to Amax, spent a minimum of U.S. $2,000,000 on exploration of the properties and agreed to issue a further 1,000,000 shares on formation of the joint venture.

In April 1997, the company paid a U.S. $100,000 option fee, and in August 1997 an extension fee of U.S. $250,000, and issued 500,000 shares to acquire from Amax an option to purchase its interest in the Sleeper Property.

In November 1997, the company and Amax formed the planned joint venture to explore and develop the properties. A formal joint venture agreement was completed in May 1998, which incorporated certain aspects of the April 1996 and April 1997 agreements and each of X-Cal and Amax agreed to contribute its properties to the venture in which each initially will own a 50% interest.

In June 1998, Amax Gold Inc. amalgamated with Kinross Gold Corporation. The total X-Cal Sleeper area land holding is 971 claims totalling approximately 19,420 acres. X-Cal retains sole ownership outside of the joint venture of 248 of those claims following an election by Kinross not to contribute its pro rata share of the acquisition costs for those claims.

4. Mineral property interests (Continued)

Sleeper Gold Project (Continued)

In March 1999, the company signed an agreement ("Option Agreement") with Kinross, under which Kinross granted to the company an option to purchase all of its interest in the joint venture. As consideration for the option, the company paid U.S. $50,000 and issued 500,000 common shares. Subsequently, the option was extended to April 25, 2000 in return for a further 500,000 shares. Originally, the option could be exercised by the company paying U.S. $1,300,000, issuing 1,000,000 common shares, and assuming all reclamation liabilities at the Sleeper mine site, estimated at U.S. $5,500,000. By agreement dated February 29, 2000 the terms of the option were amended by increasing the 1,000,000 share requirement to 5,400,000 shares of X-Cal.

On April 24, 2000, the Option Agreement with Kinross was amended and extended until September 30, 2000 ("Amended Option Agreement"). Under the terms of the amended option, the company agreed to pay to Kinross U.S. $2,000,000 by September 30, 2000 to be used by it for reclamation, and to issue the 5,400,000 common shares by September 30, 2000. In addition, the company agreed to fund the balance of U.S. $3,500,000 in reclamation costs budgeted in 2001 as to U.S. $1,450,000; U.S. $1,100,000 in 2002; U.S. $600,000 in 2003; and U.S. $350,000 in 2004. Upon full payment of the consideration, recorded title to the property shall be transferred to the company.

On October 13, 2000, the company signed a First Amendment to the Amended Option Agreement with Kinross that extended the time by which the company may purchase all of Kinross' interest in the joint venture to January 31, 2001. Under the terms of the agreement, the company paid U.S. $250,000 of the U.S. $2,000,000 initial reclamation payment with the U.S. $1,750,000 balance to be paid by January 31, 2001 (subsequently extended to December 30, 2001 by an agreement dated June 26, 2001). The consideration for this extension was the issuance of 1,500,000 common shares of X-Cal of which 500,000 were issued in 2001 and 1,000,000 in 2002.

In December 2001, Kinross agreed to extend X-Cal's option on the Kinross portion of the Sleeper Gold Project and the requirement to make the U.S. $1,750,000 reclamation payment until December 30, 2003 for $Nil consideration.

Pipeline Area - Mill claims

The Mill claims were acquired by staking. The company issued 100,000 shares as finders fees in connection with this area, one-half of which attributed value has been written off in conjunction with the abandonment of other claims in this area.

Snowbird Group

To maintain its interest in the property, the company had agreed to pay an annual advance royalty of $12,000. In April 1999, the royalty holders agreed to sell all of their rights and interests in the claims in exchange for 99,990 common shares. These shares were issued in May 2000.

5. Capital assets

				2002	2001
	Cost	Accumulated Depreciation		Net Book Value	Net Book Value
Vehicles	$ 54,795	$ 43,332		$ 11,463	$ 20,764
Office equipment	72,514	66,961		5,553	14,867
Leasehold improvements	21,848	12,119		9,729	5,400
	$ 149,157	$ 122,412		$ 26,745	$ 41,031

6. Capital stock

Authorized:
100,000,000 common shares without par value

Issued:	Shares	Value
Balance, March 31, 2000	38,999,585	$ 19,703,200
Issued during the year		
For cash	2,083,334	621,250
For cash upon exercise of warrants	333,334	100,000
To acquire mineral property interests	5,999,990	2,214,997
Balance, March 31, 2001	47,416,243	22,639,447
For cash	3,839,840	579,480
To acquire mineral property interests	1,000,000	167,500
Balance, March 31, 2002	52,256,083	$ 23,386,427

Stock options

The company has a stock option plan (the "Plan") restricted to directors, officers and other key employees of the corporation and its subsidiaries. The number of common shares subject to options granted under the Plan is limited to 5,000,000 common shares in the aggregate, and 5% of the issued capital at the date of the grant with respect to any one optionee. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed five years.

6. Capital stock (Continued)

Stock options (Continued)

Expiry Date	Exercise Price	2002	2001
June 2001	$0.30	-	200,000
July 2001	$0.25	-	25,000
July 2001	$0.30	-	150,000
September 2001	$0.30	-	150,000
October 2001	$0.30	-	200,000
October 2001	$0.31	-	100,000
October 2001	$0.38	-	100,000
November 2001	$0.30	-	150,000
January 2002	$0.25	-	100,000
February 2002	$0.35	-	350,000
March 2002	$0.40	-	100,000
November 2002	$0.31	**1,050,000**	1,050,000
February 2003	$0.35	**50,000**	50,000
March 2003	$0.30	**125,000**	125,000
April 2003	$0.30	**315,000**	-
July 2003	$0.30	**100,000**	-
September 2003	$0.30	**110,000**	-
February 2004	$0.30	**1,825,000**	-
		3,575,000	2,850,000

During the year ended March 31, 2002, Nil (2001: Nil) options to purchase shares were exercised; Nil (2001: Nil) were cancelled; 1,625,000 (2001: 1,410,000) expired; and, options on 2,350,000 (2001: 1,575,000) were granted.

The weighted average exercise price per share at year end for the foregoing options is $0.30 (2001: $0.32). The weighted average exercise price per share at year end for the options issued during the year was $0.30 (2001: $0.31). The weighted average exercise price per share at year end for options expired during the year was $0.32 (2001: $0.30).

Warrants

Expiry Date	Exercise Price	2002	2001
February 2002	$0.30	-	2,875,000
February 2002	$0.35	-	250,000
September 2002	$0.35	**500,000**	500,000
October 2002	$0.35	**250,000**	250,000
November 2002	$0.35	**166,667**	166,667
August 2003	$0.25	**750,000**	-
September 2003	$0.25	**130,000**	-
October 2003	$0.25	**659,840**	-
December 2003	$0.18	**1,000,000**	-
January 2004	$0.18	**1,300,000**	-
		4,756,507	4,041,667

6. Capital stock (Continued)

Warrants (Continued)

During the year ended March 31, 2002, the company issued 3,839,840 warrants (2001: 1,166,667) exercisable at $0.18 to $0.35 per share (2001: $0.35 per share); and warrants to purchase 3,125,000 expired (2001: 497,807), Nil exercised (2001: 333,334).

The weighted average exercise price per share at year end for the foregoing warrants is $0.24 (2001: $0.31). The weighted average exercise price per share at year end for the warrants issued during the year was $0.21 (2001: $0.35). The weighted average exercise price per share at year end for warrants expired during the year was $0.31 (2001: $0.37).

7. Related party transactions

The company has made loans to directors to purchase shares as described in Note 3. Subsequent to year end, these loans have been repaid. Also, the company paid legal fees of $15,490 (2001: $15,649) to a law firm with which a director of the company is a partner.

8. Income taxes

At March 31, 2002 the company had significant tax losses and other unclaimed amounts for tax purposes that may be offset against future income for tax purposes. The potential tax benefits that may be derived from the losses carried forward and the unclaimed amounts are offset by a valuation allowance of the same amount as there is substantial uncertainty that the benefits will be realized.

9. Segmented information

The company operates in the mineral resource industry in Canada and the United States of America. Revenues, net loss and assets identifiable with those geographic areas are as follows:

	2002	2001
Revenue		
Canada	$ 780	$ 3,939
U.S.A.	-	3
	$ 780	$ 3,942
Net loss		
Canada	$ (428,250)	$ (436,334)
U.S.A.	(785)	(509)
	$ (429,035)	$ (436,843)
Assets		
Canada	$ 143,057	$ 205,854
U.S.A.	14,727,617	14,271,714
	$ 14,870,674	$ 14,477,568

10. Subsequent events

On May 30, 2002, the company completed a private placement of 3,500,000 units at $0.24 per unit for net proceeds of $778,800. Each unit consists of one common share and one-half share purchase warrant. Two half warrants will entitle subscribers to purchase an additional common share at $0.30 for up to two years.

On June 28, 2002, the company completed a private placement of 1,500,000 units at $0.45 per unit for net proceeds of $645,750. The unit consists of one common share and one-half share purchase warrant. Two half warrants will entitle subscribers to purchase an additional common share at $0.60 for up to two years.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Property Interests Deferred

Years Ended March 31	2002	2001
Balance, beginning of year	$ 14,271,714	$ 11,318,118
Acquisition and holding costs incurred		
Advance royalties	**81,993**	76,757
Property acquisition	**167,500**	2,591,447
	249,493	2,668,204
Exploration costs incurred		
Automobile	**957**	1,280
Consulting		
Geological	**2,586**	73,159
Mineral claims	**-**	3,473
Depreciation	**6,139**	6,903
Field expenses	**11,265**	21,205
Insurance	**1,553**	2,589
Licences and fees	**171,107**	160,562
Mapping	**1,014**	6,611
Telephone	**2,490**	3,773
Travel and transportation	**5,982**	19,356
Wages	**12,000**	40,000
	215,093	338,911
Mineral property interests written off	**(8,683)**	(53,519)
Balance, end of year	**$ 14,727,617**	$ 14,271,714

Management's Discussion and Analysis

General

X-Cal Resources Ltd. is a gold exploration company with properties located in Nevada, USA and British Columbia, Canada. The Company is listed on The Toronto Stock Exchange. It's executive offices are located in Vancouver, British Columbia.

The Company has three North American gold properties. The Sleeper Gold Property in Humboldt County, Nevada, The Mill Creek Property in Lander County, Nevada, USA and the Snowbird Gold Deposit in British Columbia, Canada.

The Sleeper Gold Project has been assembled over a period extending from 1993 to the present into a District scale (30 square mile) property, with a gold resource base and numerous targets for new deposits. To date, the main thrust of the Company's work has been to assemble and document the Project at a cost in excess of CAD$14,600,000. The next stages of work should involve a major drilling program to expand the total resource figures for the project. A recent due diligence report has strongly endorsed the Company's view of the Sleeper Gold District's potential. The report has been made readily available to the public by X-Cal.

The Snowbird Gold Deposit in British Columbia database is being compiled by a group of engineers into a stackable geologic information system format in preparation for a bulk sampling and drilling program on the 100% owned gold project.

The Mill Creek Property in Nevada has been the subject of several joint venture proposals. The Company may joint-venture this property if suitable terms are negotiated.

The following discussion of results of operations of X-Cal Resources Ltd. for the year ended March 31, 2002 should be read in conjunction with the consolidated financial statements of X-Cal Resources Ltd. and related notes included therein.

Results of Operations

Property acquisition costs for 2002 were $167,500 compared to $2,591,447 in the previous year when shares were issued to Kinross Gold under the First Amendment to the Amended Option Agreement with Kinross in 2001.

During the year ended March 31, 2002, mineral property interests were written down $8,683 from $53,519 the previous year. These expenditures were attributable to the Snowbird property only.

The total of the exploration and annual property costs in 2002 were $464,586 compared to $3,007,115 the previous year. The Company expects a significant increase in exploration expenditures for 2003.

X-Cal recorded a net loss of $429,035 ($0.01 per common share) in 2002 compared with to a net loss of $436,843 ($0.01 per common share) in 2001.

Operating expenses in 2002 were $421,132 compared to $387,266 in 2001. Consulting fees for the year were $18,333 compared to $Nil in 2001. The increase is attributable to financial consulting for private placements. Investor relations and printing were $57,192 for the year compared to $103,704 for the prior year due to decreased international investor relations costs in 2002. Stock exchange fees for 2002 were $31,527 compared to $14,563 in 2001. The increase was attributable to the increased cost of Stock Exchange filing fees for shares issued for cash. Travel for the year was $55,091 compared to $37,992 in the prior year. In general, fewer costs were allocated to the properties in 2002 than 2001.

Liquidity and Capital Resources

The Company received proceeds of $579,480 in 2002 compared to $721,250 in 2001 for shares issued for cash.

Subsequent to the year end the Company completed two private placements in May and June of 2002 respectively. Net proceeds were $1,424,550. During the same period the Company received $319,750 for the exercise of stock options and warrants.

The capital raised is considered sufficient to meet the Company's exploration activities and administrative overhead for the next year.

Management believes it will be able to raise capital as required in the long term but recognizes the risks attached thereto.

Outlook

X-Cal expressed the view in the 2001 Annual Report that the gold production industry consolidation, does not create new gold reserves. The consolidations create larger companies with greater reserve replacement requirements. The District scale of the Sleeper Gold Project, as confirmed in the recent geologic due diligence report, and its location in proximity to Nevada's gold production infrastructure make the Sleeper Gold Property particularly relevant to the reserve replacement necessities of the Nevada gold industry.

X-Cal has made a series of detailed reports available to the public and analysts to assist with independent analysis of our future prospects.

The overall climate for advancing our gold properties has improved over the last year. The budgets for drilling and advancing the properties are being negotiated at the time of this report.

X-Cal Resources Ltd.

CORPORATE DIRECTORY

DIRECTORS

John M. Arnold
William E. Bateman
Daniel W. Kappes
Shawn M. Kennedy

AUDITORS

Grant Thornton, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange: XCL

TRANSFER AGENT

Computershare Trust Company of Canada, Toronto

CORPORATE ADDRESS

PO Box 48479, Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
Website: www.x-cal.com